

March 16, 2023

Yishai Cohen
Chief Executive Officer
Landa Financing LLC
6 W. 18th Street, 12th Floor
New York, NY 10011

    Re: Landa Financing LLC
        Draft Offering Statement on Form 1-A
        Submitted February 17, 2023
        CIK No. 0001965132

Dear Yishai Cohen :

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Draft Offering Statement on Form 1-A

Cover Page

1. Your disclosure states that the per share purchase price will be $10 for "approximately one year" and then your price will be determined on or "about the first day of each month (or such other period as determined by our Manager in its sole discretion, but no less frequently than annually) and will equal the Company's net asset value ("NAV"), divided by the number of Shares outstanding as of the end of the immediately preceding month (such amount, the "NAV Per Share")." However, at the market offerings are not permitted under Regulation A. See Rule 251(d)(3)(ii) of Regulation A. Therefore, please clarify when you expect to calculate NAV Per Share.

Signatures, page 107

2.   Please add the signatures for the persons in the capacities of the company's principal executive officer, principal financial officer, principal accounting officer, and a majority of the members of its board of directors. See instructions to signatures in Form 1-A.

   Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-3713 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Real Estate & Construction

cc: Mark Schonberger, Esq.